SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)

Digital Turbine, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

25400W102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRC Partners Opportunity Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,719,186
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,719,186

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.58%
12	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,719,186
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,719,186

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,719,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.58%
12	TYPE OF REPORTING PERSON* IA

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 490,739
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 490,739

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,739
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.74%
12	TYPE OF REPORTING PERSON* BD

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Financial, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 850
	6	SHARED VOTING POWER 2,209,925
	7	SOLE DISPOSITIVE POWER 850
	8	SHARED DISPOSITIVE POWER 2,209,925

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,210,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.32%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant R. Riley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 190,379

6	SHARED VOTING POWER -0-
7	SOLE DISPOSITIVE POWER 190,379
8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,379
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.29%
12	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer:

Digital Turbine, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1300 Guadalupe Street, Suite #302

Austin, TX 78701

Item 2(a).	Name of Person Filing:

BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BPOF”)

B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”)

B. Riley & Co., LLC, a Delaware limited liability company (“BRC”)

B. Riley Financial, Inc., a Delaware corporation (“BRF”)

Bryant R. Riley (“Mr. Riley”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of BPOF, BRCM, BRC, and Mr. Riley is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

The principal place of business of BRF is:

21255 Burbank Blvd. Suite 400

Woodland Hills, CA 91367

Item 2(c).	Citizenship:

The citizenship of each of BPOF, BRF, and BRC is Delaware.

The citizenship of BRCM is New York.

The citizenship of Mr. Riley is the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 (the “Common Stock”)

Item 2(e).	CUSIP Number:

25400W102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

☒	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Effective February 9, 2016, the delegation of authority granting Bryant R. Riley certain voting, dispositive and other investment powers with the respect to the securities held by BPOF, BRCM, and BRC was revoked by B. Riley Financial, Inc. Accordingly such voting, dispositive and other investment powers which were previously vested in Mr. Riley have reverted back to B. Riley Financial, Inc. Accordingly, B. Riley Financial, Inc. may be deemed to beneficially own the shares of Common Stock beneficially owned by BPOF, BRCM, and BRC.

(a)	Amount beneficially owned:

As of the close of business on December 31, 2016, BPOF beneficially owned 1,719,186 shares of Common Stock. BRCM, as the investment advisor and general partner of BPOF, may be deemed to beneficially own the 1,719,186 shares of Common Stock directly owned by BPOF. BRF, as the parent company of BRCM, may be deemed to beneficially own the 1,719,186 shares of Common Stock owned by BRCM.

As of the close of business on December 31, 2016, BRC beneficially owned 490,739 shares of Common Stock. BRF, as the parent company of BRC, may be deemed to beneficially own the 490,739 shares of Common Stock owned by BRC.

As of the close of business on December 31, 2016, BRF beneficially owned 850 shares of Common Stock. Accordingly, BRF may also be deemed to beneficially own the aggregate of 2,210,775 shares of Common Stock.

As of the close of business on December 31, 2016, Mr. Riley directly owned 190,379 shares of Common Stock in his 401(k) plan.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of class:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 66,634,006 shares of Common Stock as reported in the Issuer’s Form 10-Q as filed with the SEC on February 9, 2017.

As of the close of business on December 31, 2016, BPOF and BRCM beneficially owned directly 1,719,186 shares, BRC beneficially owned directly 490,739 shares and BRF beneficially owned directly 850 shares, constituting approximately 2.58%, 0.74%, and 0.00% respectively, of the Shares outstanding.

BRCM, as the investment manager and general partner of BPOF may be deemed to beneficially own the 1,719,186 shares directly beneficially owned in the aggregate by BPOF, constituting approximately 2.58% of the Shares outstanding.

BRF, as the parent company of BRCM and BRC, may also be deemed to beneficially own 2,209,925 shares directly owned in the aggregate by BRCM and BRC, constituting approximately 3.32% of the Shares outstanding. Including the 850 shares directly owned by it, BRF may be deemed to beneficially own the aggregate of 2,210,775 shares, constituting approximately 3.32% of the Shares outstanding.

As of the close of business on December 31, 2016, Mr. Riley directly owned 190,379 shares of Common Stock in his 401(k) plan, constituting approximately 0.29% of the Shares outstanding.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2017	BRC PARTNERS OPPORTUNITY FUND, LP

	By:	B. Riley Capital Management, LLC,
its General Partner

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRYANT R. RILEY

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley